SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                             Moto Guzzi Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   619819 10 5
                                   -----------
                                 (CUSIP Number)


                               Scott S. Rosenblum
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 25, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
                                    box: |_|



                                Page 1 of 9 Pages

                                 SCHEDULE 13D/A
CUSIP No. 619819 10 5
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Trident Rowan Group, Inc.
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)   [_]
                                                             (b)   [X]
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO (See Item 3)
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                   [_]
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland
-------------------------------------------------------------------------------

                               7)   SOLE VOTING POWER
                                    4,380,000
         NUMBER             ---------------------------------------------------
         OF                    8)   SHARED VOTING POWER
         SHARES                     Not Applicable
         BENEFICIALLY       ---------------------------------------------------
         OWNED BY              9)   SOLE DISPOSITIVE POWER
         EACH                       4,380,000
         REPORTING          ---------------------------------------------------
         PERSON                10)  SHARED DISPOSITIVE POWER
         WITH                       Not Applicable

-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,380,000
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [_]
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  65.3%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                  HC
-------------------------------------------------------------------------------

                                       -2

                                 SCHEDULE 13D/A
-------------------------------------------------------------------------------
CUSIP No. 619819 10 5

1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  OAM S.p.A
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)   [_]
                                                           (b)   [X]
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO (See Item 3)
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                   [_]
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Italy
-------------------------------------------------------------------------------

                               7)   SOLE VOTING POWER
                                    3,680,000
         NUMBER            ----------------------------------------------------
         OF                    8)   SHARED VOTING POWER
         SHARES                     Not Applicable
         BENEFICIALLY      ----------------------------------------------------
         OWNED BY              9)   SOLE DISPOSITIVE POWER
         EACH                       3,680,000
         REPORTING         ----------------------------------------------------
         PERSON               10)   SHARED DISPOSITIVE POWER
         WITH                       Not Applicable

-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,680,000
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [_]
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.2%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                  HC
-------------------------------------------------------------------------------

                         Amendment No. 1 to Schedule 13D

         This Statement amends and supplements the following Items of the Statement on Schedule 13D (the "Schedule 13D"), dated April 20, 1999, with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Moto Guzzi Corporation, a Delaware corporation (the "Issuer"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings assigned to them in the
Schedule 13D.

Item 2 of the Schedule 13D, "Identity and Background," is amended and restated in its entirety as follows:

         This Statement is being filed on behalf of Trident Rowan Group, Inc., a Maryland corporation with a business address of Two Worlds Fair Drive, Somerset, New Jersey 08873 ("TRG"), and its 84% subsidiary, OAM S.p.A., an Italian corporation with a business address of Via Fieno 8, 20121 Milan, Italy ("OAM"). Identified below are all of the officers and directors of TRG and OAM.

         EXCEPT AS PROVIDED IN ITEM 5 OF THIS STATEMENT, TRG AND OAM OFFICERS AND DIRECTORS HAVE NO INDEPENDENT BENEFICIAL INTEREST IN THE ISSUER.

TRG:

1.       Name:                                       Mark S. Hauser
         Position:                                   President, Co-CEO and Director
         Present Principal Occupation:               Managing Director of Tamarix Capital Corporation
         Address:                                    445 Park Avenue, 6th Floor, New York, NY 10022
         Citizenship:                                United States

2.       Name:                                       Emanual Arbib
         Position:                                   Co-CEO and Director
         Present Principal Occupation:               Managing Director of Global Investment Advisors
         Address:                                    4 Hill Street, London, England WIX 7SU
         Citizenship:                                United Kingdom

3.       Name:                                       Howard E. Chase
         Position:                                   Director
         Present Principal Occupation:               President and CEO of Carret Holding, Inc.
         Address:                                    Two Worlds Fair Drive, Somerset, NJ 08873
         Citizenship:                                United States

4.       Name:                                       Gianni Bulgari
         Position:                                   Director
         Present Principal Occupation:               Self-employed
         Address:                                    Via Flaminia 334, 00196 Rome, Italy
         Citizenship:                                Italy

5.       Name:                                       Duncan Chapman
         Position:                                   Director
         Present Principal Occupation:               Principal of Butler, Chapman & Co.
         Address:                                    609 Fifth Avenue, New York, NY 10017
         Citizenship:                                United States

6.       Name:                                       Andrea Della Valle
         Position:                                   Director
         Present Principal Occupation:               Executive Director of Lehman Brothers (Milan)
         Address:                                    Piazza del Carmine 4, 20121 Milan, Italy
         Citizenship:                                Italy

                                      -4-


7.       Name:                                       Mark B. Segall
         Position:                                   Director
         Present Principal Occupation:               Senior Vice President, Investment Banking of
                                                     Investec Ernst & Company
         Address:                                    One Battery Park Plaza, New York, NY 10004
         Citizenship:                                United States

OAM:

1.       Name:                                       Carlo Garavaglia
         Position:                                   President and Director
         Present Principal Occupation:               Partner, Studio Associato Legale Tributario
         Address:                                    Milan, Italy
         Citizenship:                                Italy

2.       Name:                                       Mark S. Hauser
         Position:                                   Director
         Present Principal Occupation:               Managing Director of Tamarix Capital Corporation
         Address:                                    445 Park Avenue, New York, NY 10022
         Citizenship:                                United States

3.       Name:                                       Emanual Arbib
         Position:                                   Director
         Present Principal Occupation:               Managing Director of Global Investment Advisors
         Address:                                    4 Hill Street, London, England WIX 7SU
         Citizenship:                                United Kingdom

4.       Name:                                       Nick Speyer
         Position:                                   Director
         Present Principal Occupation:               CFO of Moto Guzzi Corporation
         Address:                                    350 Park Avenue, New York, NY 10022
         Citizenship:                                United Kingdom

5.       Name:                                       Carlo Previtali
         Position:                                   Director
         Present Principal Occupation:               Senior Officer of Consulta
         Address:                                    Milan, Italy
         Citizenship:                                Italy

         During the past five years, to the best knowledge of each of TRG and OAM, none of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 of Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended and restated in its entirety as follows:

         On March 5, 1999, TRG acquired indirect beneficial ownership of 3,360,000 shares of Common Stock in a merger of Moto Guzzi Corp., a Delaware corporation and subsidiary of OAM, into North Atlantic Acquisition Corp., a Delaware corporation ("NAAC"), in which shareholders of Moto Guzzi Corp. received common stock and warrants in NAAC in exchange for their shares of Moto Guzzi Corp. NAAC then changed its name to Moto Guzzi Corporation.

         TRG acquired direct beneficial ownership of an additional 700,000 shares of Common Stock through the purchase of 35,000 shares of Series B 7% Convertible Preferred Stock of the Issuer (the "Series B Preferred") in the principal amount of $3,500,000, convertible at $5.00 per share. TRG purchased the Series B Preferred pursuant to a subscription agreement between TRG and the Issuer dated as of February 25, 2000. The aggregate purchase price for such shares was $3,500,000 cash, comprised of the rollover of an advance to the Issuer from TRG in January 2000. Such advance was funded out of the proceeds of a December 1999 convertible debenture issue by TRG.

         TRG acquired indirect beneficial ownership of an additional 320,000 shares of Common Stock through the purchase by OAM of 16,000 shares of Series B Preferred in the principal amount of $1,600,000, convertible at $5.00 per share. OAM purchased the Series B Preferred pursuant to a subscription agreement between OAM and the Issuer dated as of February 25, 2000. The aggregate purchase price for such shares was $1,600,000, comprised of the rollover of a Lit. 3.2 billion loan from OAM to the Issuer made in October 1998.

Item 4 of the Schedule 13D, "Purpose of the Transaction," is amended to add the following:

         The purpose of the acquisition of the Series B Preferred by TRG and OAM was to make a capital investment in the Issuer, to be used by the Issuer to fund the operations of its operating subsidiaries.

         TRG has retained Banca di Intermediazione Mobiliare IMI Spa ("IMI"), a leading Italian investment bank, to pursue strategic alternatives to enhance shareholder value in its shareholding in the Issuer. IMI has been authorized to consider, and is currently actively pursuing, a number of alternatives, which may include strategic alliances, financings, mergers, and the sale of some or all of the Issuer.

         Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is amended and restated in its entirety as follows:

         (a) and (b): TRG is a public company whose securities are registered pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended, and information concerning persons who may have controlling interests in TRG are a matter of public record. TRG owns all of the beneficial interest in the Issuer reported in this Statement, other than in 700,000 shares of Common Stock, through its 84% subsidiary OAM. As the controlling shareholder of OAM, TRG may be deemed to beneficially own all of the shares beneficially held by OAM. TRG directly owns beneficial interest in 700,000 shares of Common Stock of the Issuer.

         The directors and officers of TRG and OAM may be deemed to beneficially own all of the shares beneficially held by TRG and OAM, respectively. In addition, the following directors beneficially and independently own options to purchase Common Stock of the Issuer:

                    Emanual Arbib                    55,000 Options
                    Howard Chase                     70,000 Options
                    Mark Hauser                      162,500 Options
                    Gianni Bulgari                   25,000 Options

         On October 26, 1999, a group consisting of Tamarix Investors LDC, a limited duration company formed under the laws of the Cayman Islands, Centaurus Management LDC, a limited duration company formed under the laws of the Cayman Islands, Azzurra, Inc., a Delaware corporation, Mark Hauser, Emanual Arbib and Giani Bulgari reported in a Schedule 13D/A that they beneficially owned 59.59% of the equity securities of TRG, and therefore may be deemed to beneficially own all of this Issuer's securities beneficially owned by TRG. TRG disclaims membership in any group with such persons.

         (c):     Not applicable.

         (d):     Not applicable.

         (e):     Not applicable.

Item 7. "Material to be Filed as Exhibits," is amended to add the following:

         Exhibit No.         Description
         -----------         -----------

              2. Agreement of joint filing pursuant to Rule 13d(1)-(k) promulgated under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 31, 2000


                                              Trident Rowan Group, Inc.


                                              By: /s/ Mark Hauser
                                                 ------------------------------
                                                 Name:  Mark Hauser
                                                 Title: Co-Chief Executive
                                                        Officer


                                              OAM S.p.A.


                                              By: /s/ Carlo Garavaglia
                                                 ------------------------------
                                                 Name:  Carlo Garavaglia
                                                 Title: President

                                    Exhibit 2


                            Agreement of Joint Filing

                  Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D/A (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement.


                                                  Trident Rowan Group, Inc.


                                                  By: /s/ Mark Hauser
                                                     --------------------------
                                                     Name:  Mark Hauser
                                                     Title: Co-Chief Executive
                                                            Officer


                                                  OAM S.p.A.


                                                  By: /s/ Carlo Garavaglia
                                                     --------------------------
                                                     Name:  Carlo Garavaglia
                                                     Title: President